OMB APPROVAL
OMB Number: 3235-0116 Expires: November 30, 2023 Estimated average burden hours per response. 8.7

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April , 2021.

Commission File Number 001-39491

EXCELLON RESOURCES INC.

(Translation of registrant’s name into English)

10 KING STREET EAST, SUITE 200 TORONTO, ONTARIO, CANADA M5C 1C3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [  ] Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXCELLON DRILLS 1,293 G/T SILVER EQUIVALENT OVER 6.5 METRES AT PLATOSA

Toronto, Ontario – April 22, 2021 – Excellon Resources Inc. (TSX:EXN, EXN.WT; NYSE:EXN; FRA:E4X2) (“Excellon” or the “Company”) is pleased to announce results from underground expansion and exploration drilling at the Platosa Mine in Durango, Mexico.

Highlights

●	Further definition and expansion of the Guadalupe North, 623, NE-1 and NE-1S mantos, with results from underground drilling including:

○	1,293 g/t silver equivalent (“AgEq”) over 6.5 metres (618 g/t Ag, 10.1% Pb and 12.0% Zn) in EX21UG565;
○	1,571 g/t AgEq over 4.6 metres (688 g/t Ag, 14.5% Pb and 14.9% Zn) in EX21UG564; and
○	1,031 g/t AgEq over 4.6 metres (359 g/t Ag, 4.9% Pb and 15.9% Zn) in EX20UG522A, including 1,531 g/t AgEq over 1.3 metres (573 g/t Ag, 8.6% Pb and 21.5% Zn)

●	Drilling continues to outline and expand mineralization within and around the Platosa deposit with new opportunities identified in the historically-mined Guadalupe North Manto.

“Underground drilling at Platosa continues to delineate high-grade silver,” stated Ben Pullinger, Senior Vice President Geology & Corporate Development. “We are currently advancing development to support further drilling of the Gap Zone. As that development progresses, we are identifying areas of historical production where we see potential additional high-grade mineralization, such as Guadalupe North.”

Exploration Results

The following table shows highlighted intervals from the current definition and infill program being conducted from underground at Platosa.

	Interval(1)		Interval(2)	Ag	Pb	Zn	Au	AgEq(3)
Hole ID	From	To	metres	g/t	%	%	g/t	g/t	Area
EX21UG519	32.3	33.9	1.6	1,523	16.5	3.2	0.1	2,063	NE-1S
EX21UG521	30.7	32.3	1.6	388	3.9	7.3	-	739	623
EX21UG522A	80.7	85.3	4.6	359	4.9	15.9	-	1,031	NE-1
including	84.0	85.3	1.3	573	8.6	21.5	-	1,531
EX21UG525	3.4	5.0	1.6	430	1.7	8.5	-	766	NE-1
including	3.4	3.9	0.5	1,036	4.5	13.0	-	1,598
EX21UG528	2.0	5.0	3.0	564	2.2	5.7	-	818	NE-1
including	2.0	3.0	1.1	1,095	5.3	11.8	-	1,637
EX21UG531	28.2	29.2	1.0	896	13.2	6.2	-	1,449	NE-1S
EX21UG564	0.0	4.6	4.6	688	14.5	14.9	-	1,571	Guadalupe N.
EX21UG565	0.0	6.5	6.5	618	10.1	12.0	-	1,293	Guadalupe N.
EX21UG569	0.0	3.9	3.9	581	6.1	11.7	-	1,140	Guadalupe N.
EX21UG570	0.0	4.0	4.0	550	7.6	16.5	0.1	1,315	Guadalupe N.
EX21UG576	40.8	42.6	1.8	635	0.8	0.0	-	657	623
including	40.8	41.7	0.9	1,126	1.2	0.1	-	1,159
PH21-44	24.3	27.2	2.9	994	9.8	2.9	-	1,344	623
including	24.3	24.8	0.5	3,165	37.2	11.4	-	4,514

(1)	From-to intervals are measured from the drill collar, with drill holes marked UG or PH drilled from underground stations.
(2)	All intervals are reported as core length with true widths estimated to be between 50% and 95%.
(3)	AgEq in drill results assumes $24.00 Ag, $0.90 Pb, $1.20 Zn and $1,800 Au with 100% metallurgical recovery.

Drilling from underground continues to define and expand known mineralization ahead of production at Guadalupe North, 623, NE-1, and NE-1S Mantos. Most significantly, the Gap Zone (see figure 1), a zone of vertical mineralization inadequately tested with vertical holes drilled from surface, provides an opportunity to add mineralization along a target approximately 300 metres along strike with a vertical extent of 30-40 metres. This target is a priority for the 2021 program and remains open to the south of the deposit, where drilling from surface at the 10-20 target has intersected mineralization beyond the current extent of the Platosa mineral footprint. Development is underway to support underground drill stations for the next phase of drilling on the Gap Zone.

PLATOSA MINE – UG DRILLING

Targeting vertical mineralization linking 623 to NE-1

Composite longitudinal section
Looking SW
N
NE-1
Pierna
Rodilla
NE-1S
Guadalupe North
623
150
Guadalupe North results
EX21UG564
4.6 m @ 1,571 g/t AgEq
EX21UG565
6.5 m @ 1,293 g/t AgEq
EX21UG569
3.9 m @ 1,140 g/t AgEq
EX21UG570
4.0 m @ 1,315 g/t AgEq
Guadalupe North
Rodilla
623
Pierna
NE-1 results
EX21UG522A
4.6 m @ 1,031 g/t AgEq
Including
1.3 m @ 1,531 g/t AgEq
EX21UG525
1.6 m @ 766 g/t AgEq
Including
0.5 m @ 1,598 g/t AgEq
EX21UG528
3.0 m @ 818 g/t AgEq
Including
1.1 m @ 1,637 g/t AgEq
623 results
EX21UG576
1.8 m @ 657 g/t AgEq
Including
0.9 m @ 1,159 g/t AgEq
EX21UG521
1.6 m @ 739 g/t AgEq
PH21-44
2.9 m @ 1,344 g/t AgEq
Including
0.5 m @ 4,514 g/t AgEq
EX09LP605
0.4 @600 g/t AgEq
Gap Zone
EX08LP603
15.3 @ 1,250 g/t AgEq
NE-1
Open to 10-20 target
NE-1S
NE-1S results
EX21UG531
1.0 m @ 1,449 g/t AgEq
EX21UG519
1.6 m @ 2,063 g/t AgEq
Drillhole with mineralized intercept
No significant results
Historical intersections in Gap Zone

EXCELLON RESOURCES

Platosa drill core samples are prepared and assayed by SGS Minerals Services in Durango, Mexico. The lab is accredited to ISO/IEC 17025. The Company has a comprehensive QA/QC program, supervised by an independent Qualified Person.

Qualified Person

Mr. Ben Pullinger, P.Geo., Senior Vice President Geology & Corporate Development, has acted as the Qualified Person, as defined in NI 43-101, with respect to the disclosure of the scientific and technical information contained in this press release.

About Excellon

Excellon’s vision is to create wealth by realizing strategic opportunities through discipline and innovation for the benefit of our employees, communities and shareholders. The Company is advancing a precious metals growth pipeline that includes: Platosa, Mexico’s highest-grade silver mine since production commenced in 2005; Kilgore, a high quality gold development project in Idaho with strong economics and significant growth and discovery potential; and an option on Silver City, a high-grade epithermal silver district in Saxony, Germany with 750 years of mining history and no modern exploration. The Company also aims to continue capitalizing on current market conditions by acquiring undervalued projects.

Additional details on Excellon’s properties are available at www.excellonresources.com.

For Further Information, Please Contact:

Excellon Resources Inc.
Brendan Cahill, President & Chief Executive Officer

Ben Pullinger, Senior Vice President Geology & Corporate Development
(416) 364-1130
info@excellonresources.com

www.excellonresources.com

Forward-Looking Statements

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this Press Release, which has been prepared by management. This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act. Such statements include, without limitation, statements regarding mineral resources estimates, the future results of operations, performance and achievements of the Company, including potential property acquisitions, the timing, content, cost and results of proposed work programs, the discovery and delineation of mineral deposits/resources/reserves, geological interpretations, proposed production rates, potential mineral recovery processes and rates, business and financing plans, business trends and future operating revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, significant downward variations in the market price of any minerals produced, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. All of the Company’s public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials. This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.

Cautionary Note to U.S. Investors: The terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource,” as used on Excellon’s website and in its press releases are Canadian mining terms that are defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). These Canadian terms are not defined terms under United States Securities and Exchange Commission (“SEC”) Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC by U.S. registered companies. The SEC permits U.S. companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Accordingly, note that information describing the Company’s “mineral resources” is not directly comparable to information made public by U.S. companies subject to reporting requirements under U.S. securities laws. U.S. investors are urged to consider closely the disclosure in the Company’s Form 40-F which may be secured from the Company, or online at http://www.sec.gov/edgar.shtml.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCELLON RESOURCES INC.
(Registrant)

Date: April 22, 2021	By:	/s/ Brendan Cahill
President and Chief Executive Officer